UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Cortexyme, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

22053A107
(CUSIP Number)

March 16, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
22053A107

1.	Names of Reporting Persons. PFIZER INC. I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 254,205 shares of Common Stock, $0.001 par value per share ("Common Stock") (1)
6.
Shared Voting Power 1,802,172 shares of Common Stock, of which 215,697 shares are directly held by Pfizer Strategic Investment Holdings LLC and 1,586,475 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Strategic Investment Holdings LLC and Pfizer Ventures (US) LLC is a controlled affiliate of Pfizer Inc. (1)

	7.	Sole Dispositive Power 254,205 shares of Common Stock
8.
Shared Dispositive Power 1,802,172 shares of Common Stock, of which 215,697 shares are directly held by Pfizer Strategic Investment Holdings LLC and 1,586,475 shares are directly held by Pfizer Ventures (US) LLC. Each of Pfizer Strategic Investment Holdings LLC and Pfizer Ventures (US) LLC is a controlled affiliate of Pfizer Inc.(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,056,377 shares of Common Stock are beneficially owned by Pfizer Inc.(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.0%(2)
12.	Type of Reporting Person (See Instructions) CO

(1) Reflects beneficial ownership as of March 23, 2021.
(2)  Based on 29,552,123 shares of Common Stock outstanding as of February 24, 2021, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2021 (“Form 10-K”).

CUSIP No.
22053A107

1.	Names of Reporting Persons. PFIZER STRATEGIC INVESTMENT HOLDINGS LLC I.R.S. Identification Nos. of Above Persons (entities only) 81-4334429
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 0 shares of Common Stock
	6.	Shared Voting Power 215,697 shares of Common Stock(1)
	7.	Sole Dispositive Power 0 shares of Common Stock
	8.	Shared Dispositive Power 215,697 shares of Common Stock (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,697 shares of Common Stock are beneficially owned by Pfizer Strategic Investment Holdings LLC (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Reflects beneficial ownership as of March 23, 2021.
(2) Based on 29,552,123 shares of Common Stock outstanding as of February 24, 2021, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2021 (“Form 10-K”).

CUSIP No.
22053A107

1.	Names of Reporting Persons. PFIZER VENTURES (US) LLC I.R.S. Identification Nos. of Above Persons (entities only) 82-5524518
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 0 shares of Common Stock
	6.	Shared Voting Power 1,586,475 shares of Common Stock (1)
	7.	Sole Dispositive Power 0 shares of Common Stock
	8.	Shared Dispositive Power 1,586,475 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,475 shares of Common Stock are beneficially owned by Pfizer Ventures (US) LLC (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Reflects beneficial ownership as of March 23, 2021.
(2) Based on 29,552,123 shares of Common Stock outstanding as of February 24, 2021, as reported in the issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2021 (“Form 10-K”).

ITEM 1.
(A) NAME OF ISSUER:
Cortexyme, Inc.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
269 East Grand Avenue
South San Francisco, CA 94080

ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc. (“Pfizer”)
Pfizer Strategic Investment Holdings LLC (“PSIH”)
Pfizer Ventures (US) LLC (“PVUS”)
Each of PSIH and PVUS is a controlled affiliate of Pfizer.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

Pfizer, PSIH, PVUS: 235 E. 42nd Street, New York, NY 10017

(C) CITIZENSHIP:
Pfizer, PSIH, PVUS: Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Common Stock

(E) CUSIP NUMBER:
22053A107

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.
ITEM 4. OWNERSHIP.
See rows 5 through 11 of the respective cover page for each of Pfizer, PSIH and PVUS.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of March 25, 2021, by and among Pfizer, PSIH and PVUS.

 Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2021

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PFIZER STRATEGIC INVESTMENT HOLDINGS LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary

PFIZER VENTURES (US) LLC

By: /s/ Susan Grant
Name: Susan Grant
Title: Secretary